The Randers Group Incorporated
                              570 W. Seminole Road
                            Muskegon, Michigan 49444




        To:  All Holders of Common Stock of The Randers Group
             Incorporated

             This information is being furnished to all holders of the Common Stock, par value $.0001 per share (the "Common Stock"), of The Randers Group Incorporated (the "Company") in accordance with the federal securities laws. Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder require that specified information be transmitted to holders of a company's securities when, pursuant to any arrangement or understanding involving a change of control of the company, a majority of the company's directors are to be elected or designated otherwise than at a meeting of the company's shareholders.


                            Election of New Directors

             In May 1997, certain members of the Company's management consummated the sale (the "Sale") of a controlling interest in the Company's Common Stock to Thermo TerraTech Inc., a Delaware corporation ("Thermo TerraTech"). As a result of the Sale, Thermo TerraTech now owns a majority of the outstanding shares of the Company's Common Stock. Effective on the eleventh day following the transmittal of this statement, (i) Michael J. Krivitzky, Thomas J. McEnhill and Bruce M. Bourdon will each resign from the Board of Directors of the Company, (ii) Thomas R. Eurich, the sole remaining director, will increase the number of members of the Board of Directors from four to five, and (iii) Mr. Eurich will elect four new members who will fill the vacancies created by such resignations and increase. Under the Company's By-Laws, as amended, the number of directors may be determined by the Board and vacancies on the Board may be filled by vote of a majority of the remaining directors. No vote of the shareholders is required with respect to any of the foregoing actions.

             The Company's By-Laws provide that each new director will hold office until the next annual meeting of the Company's shareholders and until his successor is duly elected and qualified. Accordingly, under the Company's By-Laws as currently in effect, shareholders will be asked at the 1998 annual meeting to elect directors for complete terms expiring in 1999.
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                    Voting Securities and Security Ownership
                   of Certain Beneficial Owners and Management

             As of September 30, 1997, the Company had outstanding 14,115,682 shares of Common Stock. The holders of Common Stock are entitled to vote on all matters, including the election of directors, submitted to a vote of the Company's shareholders. Each share of Common Stock is entitled to one vote.

             The following table sets forth the beneficial ownership of Common Stock as of September 30, 1997, with respect to (i) each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) the chief executive officer of the Company and other executive officers of the Company who, during the last completed fiscal year of the Company, met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules, and (iv) all directors and current executive officers as a group.



                                            Number of Percentage
                        Name (1)            Shares(2)  of Class
                        --------            ---------  --------


             Thermo TerraTech Inc.          7,520,000   53.30%
             Thermo Electron Corporation    1,260,000    8.90%
             Thomas J. McEnhill               801,745    5.78%

             Michael J. Krivitzky             752,916    5.33%
             Thomas R. Eurich                 747,506    5.30%
             Bruce M. Bourdon                 462,333    3.20%

             David A. Wiegerink                84,100    0.59%
             Emil C. Herkert (3)                    0     0%
             All directors and current
                executive officers together
                as a group (7 persons)      2,848,600   19.66%


        ________________________

        (1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

        (2) Shares of Common Stock beneficially owned by Mr. Bourdon, Mr. Wiegerink and all directors and executive officers as a group include 300,000, 74,000 and 374,000 shares, respectively, that such person or group had the right to acquire within 60 days after September 30, 1997, through the

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             exercise of stock options.

        (3) Mr. Herkert was appointed chief executive officer of the Company on May 12, 1997.


                                Change of Control

             On May 12, 1997, Thermo TerraTech purchased an aggregate of 7,100,000 shares of Common Stock from Thomas R. Eurich, Michael
        J. Krivitzky, Thomas J. McEnhill and Bruce M. Bourdon for $.625 per share, for aggregate consideration equal to $4,437,500. Simultaneously, Thermo TerraTech purchased 420,000 shares of Common Stock from Thermo Power Corporation, a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), at a price of $.625 per share, for aggregate consideration equal to $262,500. After giving effect to the Sale, Thermo TerraTech owned (and had sole power to vote and dispose of) 7,520,000 shares of Common Stock, or approximately 53.3% of the Company's outstanding Common Stock. As of May 12, 1997, Thermo Electron owned and had sole power to vote and dispose of) another 1,260,000 shares of Common Stock, or approximately 8.9% of the Company's outstanding Common Stock. Thermo Electron disclaims beneficial ownership of the shares of the Company's Common Stock owned by Thermo TerraTech. As a result of the Sale, Thermo TerraTech has the power to elect all of the members of the Company's Board of Directors and effectively controls the Company and its business. Thermo TerraTech provides industrial services and manufacturing support encompassing a broad range of specializations, including infrastructure engineering, design and construction, environmental compliance, laboratory testing, and metal treating.


                               Board of Directors

             The Board of Directors of the Company currently consists of four members. Each director is elected for a term of one year and until his successor is duly elected and qualified.

             The Board held four regular meetings during the fiscal year ended December 31, 1996. Each of the incumbent directors attended all such meetings. The Board does not have any standing audit, nominating or compensation committees.

             No incumbent directors of the Company receive any compensation for their services as directors. It is expected that in the future, directors who are not employees of the Company, of Thermo Electron or of any other companies affiliated with Thermo Electron (also referred to as "outside directors") will receive an annual retainer of $2,000 and a fee of $1,000 per day for attending regular meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by conference telephone and for participating in

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        certain meetings of any committees of the Board of Directors.
        Directors will be reimbursed for out-of-pocket expenses incurred in attending such meetings.


                 Compensation of Directors and Executive Officer

        Summary Compensation Table

             The following table sets forth the compensation of the chief executive officer and the three most highly compensated executive officers of the Company for services rendered in all capacities to the Company and its subsidiaries for the last three years:

                                                   Other    Securities
                                                   Annual   Underlying
              Name/                               Compen-    Options/
         Capacity Served   Year   Salary   Bonus   sation      SARs
         ---------------   ----   ------   -----   ------      ----


        Thomas R. Eurich   1996  132,000    --     3,510        --
          Director and     1995  129,500    --     2,589        --
          President        1994  120,000    --     1,997        --

        Michael J.         1996  132,000    --     1,886        --
        Krivitzky          1995  129,500    --       940        --
          Director,        1994  120,000    --       908        --
          Senior Vice
          President and
          Treasurer

        Thomas J.          1996  132,000    --     3,636        --
        McEnhill           1995  129,500    --     2,550        --
          Director, Vice   1994  120,000    --     2,245        --
          President
          and Secretary


        Bruce M. Bourdon   1996  132,000    --     3,195        --
          Director and     1995  129,500    --     2,342      150,000
          Vice             1994  120,000    --     4,691        --
          President

        401(k) Profit Sharing Plan

             The Company has a 401(k) profit sharing plan covering all employees who are 21 years of age and have one or more years of service with the Company. Eligible employees may contribute a portion of their compensation to the plan with a partial matching contribution by the Company as determined annually by the Board of Directors. Currently the Company matches 50% of an employee's contribution up to a maximum of $500. The plan also provides that the Company may make a profit sharing contribution if approved by the Board of Directors. Amounts contributed by the employees and

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        the Company's contributions are included in the preceding summary compensation table. A profit sharing contribution of $25,000 was approved for 1996. No profit sharing contribution was approved for 1995 or 1994.

        Flexible Compensation Plan

             The Company has a flexible compensation plan which covers full time employees who have completed 90 days of service. Eligible employees may elect to reduce their compensation in exchange for which the Company will pay for certain health and/or dependent care benefits. Amounts by which employees have reduced their compensation in exchange for the benefit received are included as salary in the preceding summary compensation table.

        Stock Option Plan

             The Company has a Stock Option Plan which provides for the grant of options to employees of the Company and its subsidiaries. The Plan, which is administered by a committee appointed by the Board of Directors, provides that options to purchase a total of 1,000,000 shares of the Company's Common Stock may be granted to eligible employees. Each option agreement must specify the number of shares to which it applies, the option price, the time within which the option shares may be acquired, the manner of payment and the conditions that shall terminate the rights of the optionee. The terms of any option granted under the Plan must specify whether such option shall qualify as an incentive stock option under Section 422A of the Internal Revenue Code or shall be treated as non-statutory, non-tax qualified stock options. The Plan provides that the Board of Directors, at its sole discretion, may modify, revise or terminate the Plan at any time, provided that it may not materially increase the benefits of participants or change the number of shares which may be issued under the Plan without the approval of a majority of the shareholders.

             There were no additional options granted during 1996 to any of the executive officers named in the summary compensation table. However, during 1995, options covering 174,000 shares were rewritten changing the exercise price to $.625 per share. The options were previously exercisable at $1.00 (150,000 shares) and $.75 (24,000 shares).

             The following table sets forth information concerning the year end value of unexercised stock options for all executive officers named in the summary compensation table who have unexercised stock options under the Company's plan.







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                                                             Value of
                                                           Unexercised
                                              Number of    In-the-Money
                           Shares           Unexercisable   Options at
                           Acquired            Options       Year End
                              on     Value   Exercisable/  Exercisable/
               Name        Exercise RealizedUnexercisable Unexercisable
               ----        -------- --------------------- -------------


        Bruce M. Bourdon      --       --     (A)  300,000   $   -0-

        David A. Wiegerink    --       --    (A)  74,000     $   -0-

        __________________

        (A) Number of shares under option which could be exercised as of December 31, 1996.


                     Relationships and Transactions Between
                     the Company and Its Incumbent Directors

             As of May 12, 1997, the Company terminated a certain development agreement with First Venture Associates Limited Partnership ("FVALP"), an entity owned by four of the Company's officers/directors. Under the terms of that agreement, the Company (1) provided its services to complete all engineering, architectural and project management work for all improvements to be erected on a parcel of land owned by FVALP, (2) assisted in the management, financing and marketing of the development and
        (3) led, directed and managed the legal, real estate, financing, accounting and administration of the project on behalf of the developer. In exchange for its services, the Company received design and project management fees not-to-exceed 10% of the total cost of the project and to share in 30% of the net development profits.

             Other than interest earned on the notes receivable from FVALP, the Company had deferred recognizing revenues, costs and profits associated with FVALP until the Company had been reimbursed for all costs incurred. Amounts collected from FVALP were treated as a reduction of the accounts and notes receivable from FVALP.

             Transactions with the affiliate over the last three years have been as follows:









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                                        1996       1995        1994
                                        ----       ----        ----

             Services provided  ..... $      -   $ 69,178    $ 327,095
             Advances made  .........  195,168     37,000       23,144
             Interest earned  .......   90,534     19,534       18,206

             Amounts collected  .....   30,800   (161,528)    (100,000)


             In addition, the Company had $829,094 in accounts receivable and $393,111 in notes receivable from FVALP which bore interest at the prime rate (8.25% at December 31, 1996). The accrued interest receivable was $93,730 at December 31, 1996. The notes were collateralized by 1,422,000 shares of common stock of The Randers Group Incorporated owned by the partners of FVALP.

             On May 12, 1997, $1,315,935 representing the full amount of the FVALP accounts receivable and the FVALP notes, and all accrued interest thereon, was paid to the Company.

             Ownership of FVALP is composed of the following individuals:


                                          Director        Percent of
                                        and/or Office      Ownership
                       Name           with the Company   in FVALP (1)
                       ----           ----------------   ------------
              Thomas R. Eurich .......Director and            25%
                                      President

              Michael J. Krivitzky ...Director, Senior        25%
                                      Vice President
                                      and Treasurer


              Thomas J. McEnhill .....Director, Vice          25%
                                      President and
                                      Secretary

              Bruce M. Bourdon .......Director and Vice       25%
                                      President
        ____________

        (1) Though ownership as a limited partner and as a shareholder in Nelson Harbor, Inc., a Michigan corporation, which is the general partner of FVALP.










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                                  New Directors

             Set forth below are the names of the persons proposed to serve as directors of the Company. All of such proposed directors are either employees, executive officers or directors of Thermo TerraTech, Thermo Electron or other subsidiaries of Thermo Electron. Each proposed director disclaims beneficial ownership of the shares of the Company's Common Stock owned by Thermo TerraTech and Thermo Electron.


        John P. Appleton   Dr. Appleton, 62,  has been president,  chief
                           executive officer  and a  director of  Thermo
                           TerraTech since September 1993.  Dr. Appleton
                           has been  chairman, chief  executive  officer
                           and a director of Thermo Remediation Inc.,  a
                           majority   owned    subsidiary   of    Thermo
                           TerraTech, since September 1993, and has served as a vice president of Thermo Electron since 1975 in various managerial capacities.


        Emil C. Herkert    Mr.  Herkert,   59,   was   appointed   chief
                           executive officer of the  Company on May  12,
                           1997.   Mr.  Herkert has  been  president  of
                           Thermo TerraTech's Killam Group since 1977, and has been a vice president of Thermo
                           TerraTech since 1996.

        Polyvios C.        Mr. Vintiadis,  61, has  been a  director  of
        Vintiadis          Thermo TerraTech since  September 1992.   Mr.
                           Vintiadis has  been  the chairman  and  chief
                           executive officer of Towermarc Corporation, a
                           real estate development company, since  1984.
                           Prior to joining  Towermarc Corporation,  Mr.
                           Vintiadis  was   a  principal   of   Morgens,
                           Waterfall  &  Vintiadis,  Inc.,  a  financial
                           services  firm,   with   which   he   remains
                           associated.  For more than 20 years prior  to
                           that time,  Mr.  Vintiadis  was  employed  by
                           Arthur  D.  Little  &  Company,  Inc.     Mr.
                           Vintiadis  is  also  a  director  of   Thermo
                           Instrument Systems Inc., a majority owned subsidiary of Thermo Electron.











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        Susan F. Tierney   Dr. Tierney,  45,  is a  Managing  Consultant
                           with the  Economics  Research  Group.    From
                           March 1993 to May 1993, Dr. Tierney was a consultant for the U.S. Department of Energy, and from May 1993 to July 1995, she served as Assistant Secretary for Policy for the U.S.
                           Department  of   Energy.     Prior  to   that
                           appointment, Dr. Tierney served as Secretary of Environmental Affairs for the Commonwealth of Massachusetts from 1988 to January 1991. Dr. Tierney is a director of Thermo Ecotek Corporation, a majority owned subsidiary of Thermo Electron.



             None of the proposed directors beneficially owned any equity securities of the Company as of September 30, 1997. The following table sets forth information regarding the beneficial ownership of the common stock of Thermo TerraTech and Thermo Electron as of September 30, 1997 by the persons who have been designated by Thermo TerraTech to be elected to the Board, effective on the eleventh day following the transmittal of this statement to the Company's shareholders.

                                      Thermo          Thermo Electron
                                TerraTech Inc. (2)    Corporation (3)
                                ------------------    ---------------
                                Number               Number
                                 of     Percentage    of     Percentage
                Name (1)        Shares   of Class    Shares   of Class
                --------        ------   --------    ------   --------
          John P. Appleton .....276,989    1.46%     164,749      *

          Emil C. Herkert ......187,500      *        39,600      *
          Polyvios C.
          Vintiadis ............  6,300      *         2,500      *

          Susan F. Tierney .....      0      *             0      *

        * Reflects ownership of less than one percent (1%) of the outstanding common stock.

        (1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

        (2) Shares of the common stock of Thermo TerraTech beneficially owned by Dr. Appleton, Mr. Herkert, Mr. Vintiadis and all proposed directors as a group include 275,000, 187,500, 6,300 and 468,800 shares, respectively, that such person or group had the right to acquire within 60 days after September 30, 1997, through the exercise of stock options. Shares of the common stock of Thermo TerraTech beneficially

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             owned by Dr. Appleton and all proposed directors as a group include 255 shares allocated through July 31, 1997, to Dr. Appleton's account maintained pursuant to Thermo Electron's employee stock ownership plan, of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron.

        (3) The shares of the common stock of Thermo Electron shown in the table reflect a three-for-two split of such stock distributed in June 1996 in the form of a 50% stock dividend. Shares of the common stock of Thermo Electron beneficially owned by Dr. Appleton, Mr. Herkert and all proposed directors as a group include 127,257, 38,100 and 165,357 shares, respectively, that such person or group has the right to acquire within 60 days of September 30, 1997, through the exercise of stock options.






        AA973020056